UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Result of Placing dated 19 July 2023

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE, DISTRIBUTION OR FORWARDING, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, THE REPUBLIC OF SOUTH AFRICA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH PUBLICATION, RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL.

FURTHER, THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

For immediate release

19 July 2023

ARGO BLOCKCHAIN PLC

("Argo" or "the Company")

Result of Placing

Argo Blockchain PLC, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces the successful pricing of the non-pre-emptive placing of new ordinary shares of £0.001 each in the capital of the Company ("Ordinary Shares") following yesterday's announcement (the "Placing").

A total of 51,340,000 new Ordinary Shares (the "Placing Shares") have been placed with institutional investors by Tennyson Securities (a trading name of Shard Capital Partners LLP) ("Tennyson) at the previously announced price of 10 pence per Placing Share (the "Placing Price") raising gross proceeds of approximately £5.134 million.

Concurrently with the Placing, retail investors have subscribed in the separate offer made by the Company via the PrimaryBid platform for a total of 6,160,000 new Ordinary Shares (the "Retail Offer Shares") at the Placing Price (the "Retail Offer") raising gross proceeds of approximately £616,000.

Together, the Placing and Retail Offer (together, the "Capital Raise") was oversubscribed by both new and existing shareholders, and the Capital Raise in aggregate comprised 57,500,000 new Ordinary Shares, and will raise gross proceeds of approximately £5.75 million. The Placing Price represents a discount of approximately 14 per cent. to the 30 trading day VWAP of the Company's existing ordinary shares for the period ended on 18 July 2023, and a discount of 25.92 per cent. to the closing mid-price of the Company's ordinary shares on 18 July 2023. The Placing Shares and the Retail Offer Shares (together, the "New Ordinary Shares") being issued together represent approximately 12.03 per cent. of the existing issued ordinary share capital of the Company prior to the Placing and Retail Offer.

Applications have been made to the Financial Conduct Authority (the "FCA") and London Stock Exchange plc (the "LSE") respectively for the admission of the New Ordinary Shares to the standard listing segment of the Official List of the FCA and to trading on the main market for listed securities of the LSE (together, "Admission"). It is expected that Admission will become effective on or before 8.00 a.m. on 24 July 2023. The Placing and the Retail Offer are conditional upon, amongst other things, Admission becoming effective and upon the placing agreement between Tennyson and the Company not being terminated in accordance with its terms.

The New Ordinary Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with each other and with the existing Ordinary Shares, including, without limitation, the right to receive all dividends and other distributions declared, made or paid after the date of issue.

Following Admission, the total number of Ordinary Shares in issue in Company will be 535,325,166. The Company does not hold any shares in treasury, and therefore the total number of voting rights in the Company will be 535,325,166 following Admission, and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

This Announcement contains inside information for the purposes of the Market Abuse Regulation (Regulation (EU) No 596/2014), as it forms part of retained EU law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 ("UK MAR").

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

Pre-Emption Group Reporting

The Placing is a non-pre-emptive issue of equity securities for cash and accordingly the Company makes the following post transaction report in accordance with the most recently published Pre-Emption Group Statement of Principles (2022).

Name of issuer	Argo Blockchain PLC
Transaction details
In aggregate, Capital Raise of 57,500,000 New Ordinary Shares (comprising 51,340,000 Placing Shares and 6,160,000 Retail Shares) represents approximately 12.3 % of the Company's issued ordinary share capital.

Settlement for the New Ordinary Shares and Admission are expected to take place on or before 8.00 a.m. on 24 July 2023.

Use of proceeds	The proceeds of the Capital Raise will be used to reduce the Company's outstanding indebtedness and to pursue strategic growth projects.
Quantum of proceeds	In aggregate, the Capital Raise raised gross proceeds of approximately £5.75 million and net proceeds of approximately £5.39 million.
Discount
The Placing Price of 10 pence represents a discount of approximately 14 per cent. to the 30 trading day VWAP of the Company's existing ordinary shares for the period ended on 18 July 2023, and a discount of 25.92 per cent. to the closing mid-price of the Company's ordinary shares on 18 July 2023.

Allocations
Soft pre-emption has been adhered to in the allocations process. Management were involved in this allocation process, which has been carried out in compliance with the MiFID II Allocation requirements. Allocations made outside of soft pre-emption were preferentially directed towards existing shareholders in excess of their pro rata, and wall-crossed accounts.

Consultation
As the Company has a largely retail shareholder base, direct consultation with the Company's shareholders was impractical.  Instead, shareholders were given the opportunity to vote on the proposed authorities to allot and disapplications of pre-emption rights to be granted to the board, along with a detailed description of the size and effect of such resolutions and their proposed uses. In light of the voting at the Company's recent AGM, the Company has structured the fundraising within those authorities.

Retail investors
The Capital Raise included a Retail Offer, for a total of 6,160,000 Retail Offer Shares, via the PrimaryBid platform.
Retail investors, who participated in the Retail Offer, were able to do so at the same Placing Price as all other investors participating in the Placing and Subscription.
The Retail Offer was made available to existing shareholders and new investors in the UK. Investors were able to participate through PrimaryBid's platform via its partner network (covering 60+ FCA registered intermediaries) and through PrimaryBid's free-to-use direct channel. Investors had the ability to participate in this transaction through ISAs and SIPPs, as well as General Investment Accounts (GIAs). This combination of participation routes meant that, to the extent practicable on the transaction timetable, eligible UK retail investors (including certificated retail shareholders) had the opportunity to participate in the Capital Raise alongside institutional investors.

Important Notices

No action has been taken by the Company, or Tennyson or any of their respective affiliates, or any person acting on its or their behalf that would permit an offer of the Placing Shares or possession or distribution of this Announcement or any other offering or publicity material relating to such Placing Shares in any jurisdiction where action for that purpose is required. Persons into whose possession this Announcement comes are required by the Company and Tennyson to inform themselves about, and to observe, such restrictions.

No prospectus, offering memorandum, offering document or admission document has been or will be made available in connection with the matters contained in this Announcement and no such prospectus is required (in accordance with the Prospectus Regulation (EU) 2017/1129 (the "EU Prospectus Regulation") or the UK version of the EU Prospectus Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018 (the "UK Prospectus Regulation")) to be published. Persons needing advice should consult a qualified independent legal adviser, business adviser, financial adviser or tax adviser for legal, financial, business or tax advice.

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED IN IT, IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE, FORWARDING OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (COLLECTIVELY, THE "UNITED STATES"), AUSTRALIA, CANADA, THE REPUBLIC OF SOUTH AFRICA OR JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH PUBLICATION, RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL. FURTHER, THIS ANNOUNCEMENT IS FOR INFORMATION PURPOSES ONLY AND IS NOT AN OFFER OF SECURITIES IN ANY JURISDICTION. THIS ANNOUNCEMENT HAS NOT BEEN APPROVED BY THE LONDON STOCK EXCHANGE PLC, NOR IS IT INTENDED THAT IT WILL BE SO APPROVED.

This Announcement or any part of it does not constitute or form part of any offer to issue or sell, or the solicitation of an offer to acquire, purchase or subscribe for, any securities in the United States, Canada, Australia, the Republic of South Africa, Japan or any other jurisdiction in which the same would be unlawful. No public offering of the Placing Shares is being made in any such jurisdiction.
The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any State or other jurisdiction of the United States, and may not be offered, sold or transferred directly or indirectly in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with the securities laws of any State or any other jurisdiction of the United States. Accordingly, the Placing Shares are being offered and sold by the Company only (i) outside the United States in "offshore transactions" (as such terms are defined in Regulation S under the Securities Act ("Regulation S")) pursuant to Regulation S under the Securities Act and otherwise in accordance with applicable laws; and (ii) in the United States to a limited number of "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). No public offering of securities is being made in the United States.

This Announcement is for information purposes only and is directed only at: (i) persons in member states of the European Economic Area (the "EEA") who are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation ("Qualified Investors"); or (ii) in the United Kingdom, qualified investors within the meaning of Article 2(e) of the UK Prospectus Regulation who are (a) persons who have professional experience in matters relating to investments who fall within the definition of "investment professionals" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); (b) persons who fall within Article 49(2)(a) to (d) of the Order; or (c) otherwise, persons to whom it may otherwise lawfully be distributed (all such persons together being referred to as "Relevant Persons"). Any investment or investment activity to which this Announcement relates is available in member states of the EEA only to Qualified Investors or the United Kingdom only to Relevant Persons and will be engaged in only with such persons. This Announcement must not be acted on or relied on by persons in member states of the EEA who are not Qualified Investors or the United Kingdom who are not Relevant Persons.

In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of the Placing Shares. No such securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon the merits of any proposed offering of the Placing Shares and any representation to the contrary is an offence; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; the relevant clearances have not been, and will not be, obtained for the South Africa Reserve Bank or any other applicable body in the Republic of South Africa in relation to the Placing Shares and the Placing Shares have not been, nor will they be, registered under or offering in compliance with the securities laws of any state, province or territory of Australia, Canada, the Republic of South Africa or Japan. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into Australia, Canada, the Republic of South Africa, or Japan or any other jurisdiction in which such activities would be unlawful.

In Canada, the Placing Shares may only be offered and sold in the provinces of Alberta, British Columbia, Ontario and Quebec on a basis exempt from the prospectus requirements of applicable securities laws. In connection with any offer or sale made to investors in the Placing that are located in Canada, the Placee will be required to provide a signed investor letter, confirming its eligibility to participate in the Placing and containing additional prescribed disclosure for the purposes of compliance with Canadian securities law requirements.

Forward Looking Statements

This Announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may not receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this Announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this Announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Tennyson Securities (a trading name of Shard Capital Partners LLP) (Tennyson) is authorised and regulated by the FCA. Tennyson is acting exclusively for the Company and no one else in connection with the Placing and will not regard any other person (whether or not a recipient on this Announcement) as its client in relation to the Placing or any other matter referred to in this Announcement and will not be responsible to anyone (including any Placees) other than the Company for providing the protections afforded to its clients or for providing advice to any other person in relation to the Placing or any other matters referred to in this Announcement. Tennyson is not acting for the Company with respect to the Retail Offer.

This Announcement has been issued by and is the sole responsibility of the Company. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Tennyson or by any of its affiliates or any person acting on its or their behalf as to, or in relation to, the accuracy or completeness of this Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

This Announcement does not constitute a recommendation concerning any investor's investment decision with respect to the Placing. Any indication in this Announcement of the price at which ordinary shares have been bought or sold in the past cannot be relied upon as a guide to future performance. The price of shares and any income expected from them may go down as well as up and investors may not get back the full amount invested upon disposal of the shares. Past performance is no guide to future performance. The contents of this Announcement are not to be construed as legal, business, financial or tax advice. Each investor or prospective investor should consult his, her or its own legal adviser, business adviser, financial adviser or tax adviser for legal, financial, business or tax advice.

The Placing Shares to be issued or sold pursuant to the Placing will not be admitted to trading on any stock exchange other than the LSE.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Announcement should seek appropriate advice before taking any action.

Neither the content of the Company's website (or any other website) nor the content of any website accessible from hyperlinks on the Company's website (or any other website) is incorporated into or forms part of this Announcement.

This Announcement has been prepared for the purposes of complying with applicable law and regulation in the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside the United Kingdom.

UK Product Governance Requirements

Solely for the purposes of the product governance requirements of Chapter 3 of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK Product Governance Rules") and/or any equivalent requirements elsewhere to the extent determined to be applicable, and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any 'manufacturer' (for the purposes of the UK Product Governance Rules and/or any equivalent requirements elsewhere to the extent determined to be applicable) may otherwise have with respect thereto, the Placing Shares have been subject to a product approval process, which has determined that such Placing Shares are: (a) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in Chapter 3 of the FCA Handbook Conduct of Business Sourcebook ("COBS"); and (b) eligible for distribution through all permitted distribution channels (the "UK target market assessment"). Notwithstanding the UK target market assessment, distributors should note that: the price of the Placing Shares may decline and investors could lose all or part of their investment; the Placing Shares oﬀer no guaranteed income and no capital protection; and an investment in the Placing Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have suﬃcient resources to be able to bear any losses that may result therefrom. The UK target market assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to the Placing. Furthermore, it is noted that, notwithstanding the UK target market assessment, Tennyson will only procure investors for the Placing Shares who meet the criteria of professional clients and eligible counterparties.

For the avoidance of doubt, the UK target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of COBS 9A and COBS 10A, respectively; or (b) a recommendation to any investor or group of investors to invest in, or purchase or take any other action whatsoever with respect to the Placing Shares. Each distributor is responsible for undertaking its own UK target market assessment in respect of the Placing Shares and determining appropriate distribution channels.

NOTWITHSTANDING ANYTHING IN THE FOREGOING, NO PUBLIC OFFERING OF THE PLACING SHARES IS BEING MADE BY ANY PERSON ANYWHERE AND THE COMPANY HAS NOT AUTHORISED OR CONSENTED TO ANY SUCH OFFERING IN RELATION TO THE PLACING SHARES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 July,2023	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer By: /s/ Davis Zapffe Name: Davis Zapffe Title: General Counsel